

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

<u>Via Email</u>
Jon Wilcox
Manager
California Republic Funding, LLC
18400 Von Karman, Suite 1100
Irvine, California 92612

   Re: California Republic Funding, LLC
     Registration Statement on Form S-3
     Filed October 8, 2014
     File No. 333-199204

Dear Mr. Wilcox:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

2. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance. We note, for example, your compliance on pages S-24 and S-54. Please make similar changes throughout the document, where applicable, or advise.

3.   Please confirm that the depositor or any issuing entity previously established, directly or
        indirectly, by the depositor or any affiliate of the depositor have been current with
        Exchange Act reporting during the last twelve months with respect to asset-backed
        securities involving the same asset class. Please refer to General Instruction I.A.4. of
        Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor
        that has offered a class of asset-backed securities involving the same asset class as this
        offering.

4.   Please expand your table of contents to list all of the various subsections in the
        prospectus supplement and/or base prospectus to assist investors locate the relevant
        disclosure on the offered securities. For example, we note you include a number of
        cross-references to subsections in the summary, however, the subsections are not
        provided in the table of contents. Please revise accordingly.

5.   We note in various sections of the base prospectus your statements "unless otherwise
        specified in an accompanying prospectus supplement" or "as otherwise specified in an
        accompanying prospectus supplement," which appears to indicate that the specific terms
        you describe in the base prospectus may be different in the prospectus supplement.
        However, the disclosure in the prospectus supplement should not contradict the
        disclosure in the base prospectus. Please revise to disclose all material information
        related to the deal structure that you reasonably contemplate including in the ABS
        offering.

6.   Please confirm that you plan to file the finalized agreements, including the exhibits to
        these agreements, as an exhibit to the registrant statement or under cover of Form 8-K
        and incorporated by reference into the registration statement at the time of each
        takedown. Refer to 1100(f) of Regulation AB.

7.   The Commission recently adopted new rules and requirements for registered offerings of
        asset-backed securities. All ABS issuers must comply with the new rules and new forms,
        other than asset-level disclosures, no later than November 23, 2015. As an ABS issuer
        for auto loans, you will be required to comply with the asset-level disclosure
        requirements on November 23, 2016. See Release No. 33-9638 (Sept. 4, 2014) on the
        SEC public website for more information. Please supplementally confirm your
        understanding of the new requirements.

Form of Prospectus

Underwriting Criteria, page 19

8.   We note your statement that an application is automatically placed in the following
        programs, "Premier Plus, Premier, Elite, Preferred, Classic, or Special." We also note
        that the amount that CRB will advance against a motor vehicle is capped at various levels
        depending on the program. However, you have not included any description of these

programs except for these titles. Please revise to provide a description of the material characteristic of these programs.

FDIC Rule, page 66

9.   Please revise to update the disclosure about the credit risk retention rules. On October 22, 2014, the Commission, along with federal other regulators, jointly adopted final rules that implement the risk retention requirements pursuant to Section 15G of the Exchange Act. See Release No. 34-73407 (Oct. 22, 2014) on the SEC's public website for more information.

Legal Opinions, page 75

10.   Please file the form of opinion of Delaware counsel or advise.

Form of Prospectus Supplement

Summary, page S-6

11.   Please identify any outstanding series or classes of securities that are backed by the same asset pool or otherwise have claims on the pool assets. Please provide the disclosure required by Item 1103(a)(4) of Regulation AB.

Ratings, page S-12

12.   Please confirm that the securities will be investment grade. Refer to General Instructions I.B.5 to Form S-3.

Review of Receivables, page S-42

13.   We note that part of your review of the assets included selecting of Randomly Selected Loans from the Receivables. Please revise to disclose the size of the sample and the criteria used to select the assets sampled. See Item 1111(a)(7).

14.   We note your statement that a third party will assist in the review of the assets. Please confirm that, that for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. Refer to Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Exhibit 5.1

15.   We note that counsel has opined that the Notes will constitute "legal, valid and binding obligations of the issuing Trust." Counsel must also opine on the laws of the state governing the indenture. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola at (202) 551-3673 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Andrew E. Katz, Esq.
       Mitchell Silberberg & Knupp LLP